September 25, 2020 VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

Attn:	Irene Barberena-Meissner and Laura Nicholson

Re:	Altitude Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted August 26, 2020

CIK 0001822366

Dear Ms. Barberena-Meissner and Ms. Nicholson:

On behalf of our client, Altitude Acquisition Corp., a company organized under the laws of the State of Delaware (the “Company”), we respond to the comment of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to Draft Registration Statement on Form S-1, submitted on August 26, 2020 (the “Registration Statement”), contained in the Staff’s letter dated September 21, 2020 (the “Comment Letter”).

The Company will file via EDGAR its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s response to the comment received by the Staff and certain other updated information. For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Draft Registration Statement on Form S-1

Summary

Our Management Team, page 2

1.

You disclose that you are confident that the combined experience of your management team makes you well situated to identify, source, negotiate and execute an initial business combination with an attractive company or business in the travel and travel technology sectors. In addition, you disclose that your leadership team has a long and successful history of working together in different capacities and in closing transactions. Please clarify whether your management team has experience in identifying initial business combinations involving special purpose acquisition companies.

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 4, 45 and 81 of the Form S-1.

United States Securities and Exchange Commission

September 25, 2020

Summary Financial Data, page 30

2.	Please expand your disclosure in the table to also include the “as adjusted” amounts at August 21, 2020 assuming consummation of the offering.

Response: In response to the Staff’s comment, the Company has revised page 30 of the Form S-1 to include the “as adjusted” amounts at August 21, 2020 assuming consummation of the offering.

Risk Factors

Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits..., page 61

3.

We note the disclosure in the second paragraph of this risk factor states that “unless [you] consent in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against [you] or any of [your] directors, officers, other employees or agents.” We further note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise the second paragraph to clarify that there is uncertainty as to whether a court would enforce such provision. Please also revise your disclosure regarding this provision on page 132 to clarify the same.

Response: In response to the Staff’s comment, the Company has revised the disclosure language on pages 61 and 132 of the Form S-1 to clarify the uncertainty noted above.

Management

Officers, Directors and Director Nominees, page 106

4.

Please revise to identify the members currently serving on your board of directors. In this regard, we note your disclosure suggests that Gavin Isaacs and Timothy Poster are currently serving as Non-Executive Chairman and Co-Vice Chairman, respectively, of your board of directors. However, we further note your disclosure also indicates these individuals are director nominees.

Response: In response to the Staff’s comment, the Company has revised the disclosure language on pages 2-3, 79-80 and 107-108 of the Form S-1 to reflect the role of Mr. Gavin Isaacs as Non-Executive Chairman Nominee. Mr. Timothy Poster is no longer serving as a Co-Vice Chairman or a director nominee.

United States Securities and Exchange Commission

September 25, 2020

Please do not hesitate to contact Elliott Smith at (212) 819-7644 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	Gary Teplis, Altitude Acquisition Corp.

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